

November 17, 2011

<u>Via E-Mail</u>
Mr. Michael Matvieshen
Chief Executive Officer
Salamon Group, Inc.
1401 F Street B200
Modesto, CA   95354

> **Re:     Salamon Group, Inc.**
> **Form 10-K for the year ended December 31, 2010**
> **Filed April 15, 2011**
> **Form 10-Q/A filed October 27, 2011**
> **Form 10-Q filed November 14, 2011**
> **Form 8-K filed May 13, 2011**
> **File No. 0-50530**

Dear Mr. Matvieshen:

        We have reviewed your response letter dated October 25, 2011 and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-Q/A2 for the Quarterly Period Ended June 30, 2011

1.      We note that you filed the Form 10-Q/A2 to revise disclosures based on prior comment 8. However, it appears that the disclosures on the effectiveness of internal control over financial reporting have not been removed.  Further, it appears that you have removed the disclosures required for evaluation of disclosure controls and procedures.  Please amend this filing to comply with the requirements of Items 307 and 308 of Regulation S-K.  This comment also applies to Form 10-Q/A for the quarterly periods ended March 31, 2011 and Form 10-Q for the quarterly period ended September 30, 2011.

Form 10-Q for the Quarterly Period Ended September 30, 2011

Exhibit 32.1

2.      We note that your certification refers to the Form 10-Q for the six month period ended September 30, 2010.  Additionally, we note that the certifications in the June 30, 2011 and March 31, 2011 Forms 10-Q/A refer to the periods ended June 30, 2010 and March 31, 2010, respectively.  Please file amendments to your September 30, 2011, June 30, 2011, and March 31, 2011 Forms 10-Q that include the entire filing, including Exhibit 31 certifications, together with corrected Exhibit 32 certifications that refer to the proper periods.

Form 8-K filed May 13, 2011

3.      We note your response to prior comment 9.  Please tell us when you intend to file the amended Form 8-K.

        You may contact David Burton, Staff Accountant at (202) 551-3626 or Lynn Dicker, Reviewing Accountant at (202) 551-3616 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3643.

                                        Sincerely,

                                        /s/ Lynn Dicker for

                                        Kevin L. Vaughn
                                        Accounting Branch Chief